Sit Minnesota Tax-Free Income Fund (SMTFX)

Presentation to
Financial Planning Association of Minnesota

September 18, 2018

Presentation by

Michael C. Brilley
President and Chief Fixed Income Officer
Sit Investment Fixed Income Advisors, Inc.

Sit Investment Associates

Sit MN Tax-Free Income 12 Mo. Distribution Rate Vs 5 Year Muni Index Yield

As of August 31, 2018



Yield(%)
6.0
5.0
4.0
3.0
2.0
1.0
3.05
2.21
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Sit MN Tax Free Income 12-Mo. Distribution Rate
Bloomberg Barclays 5-Year Muni Index Yield

The 30-Day SEC Yield as of 8/31/18 was 2.82%

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. **Yield to worst** is the lower of the yield to maturity of the yield to the call date for a bond.

Sit MN Tax-Free Income Fund Quarterly and Annual Rates of Income Return (1)
(Income Return Rates are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1993				0.40*	0.40*
1994	1.32	1.39	1.39	1.52	5.73
1995	1.43	1.41	1.40	1.41	5.77
1996	1.40	1.43	1.45	1.39	5.79
1997	1.35	1.37	1.35	1.33	5.51
1998	1.28	1.26	1.26	1.24	5.14
1999	1.12	1.21	1.28	1.38	5.10
2000	1.36	1.34	1.36	1.31	5.48
2001	1.28	1.27	1.21	1.25	5.11
2002	1.13	1.20	1.15	1.19	4.76
2003	1.11	1.13	1.16	1.14	4.62
2004	1.07	1.09	1.10	1.06	4.39
2005	1.10	1.06	1.01	1.01	4.24

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2006	1.01	1.06	1.05	1.03	4.21
2007	1.04	1.06	1.06	1.08	4.31
2008	1.09	1.06	1.13	1.32	4.68
2009	1.23	1.20	1.16	1.13	4.80
2010	1.04	1.07	1.06	1.11	4.35
2011	1.13	1.15	1.09	1.07	4.51
2012	1.01	0.95	0.88	0.93	3.82
2013	0.82	0.88	1.04	1.05	3.84
2014	0.97	0.89	0.87	0.87	3.65
2015	0.82	0.83	0.83	0.83	3.34
2016	0.77	0.75	0.72	0.79	3.07
2017	0.81	0.79	0.75	0.74	3.12
2018	0.77	0.79	-	-	1.57**

* Return is from 12/1/93 - 12/31/93.

** Return is from 1/1/18 - 6/30/18

(1) Income return rates were calculated by summing the quarterly dividend rates per share and dividing the sum by the NAV at the beginning of the quarter.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit MN Tax-Free Income Fund
Portfolio Statistics (w/o cash)

As of August 31, 2018

	Rated Only	Non-Rated Only	Total Portfolio
Stated Maturity (Years)	17.22	15.16	16.02
Weighted Average Coupon	4.41	5.14	4.48
Average Life Yield	3.29	4.51	3.45
Average Life Duration (Years)	5.25	5.12	4.49
Number of Different Credits	269	137	406
Largest Credit % of Total Portfolio	1.9	0.8	--
Average Credit % of Total Portfolio	0.4	0.2	--
% of Total Portfolio	69.9	26.8	--
Total Assets (including cash)			$574.5 Million

Sit Investment Associates



SIT MINNESOTA TAX-FREE INCOME FUND (SMTFX)
AUGUST 31, 2018

		Federal Tax Rate	
30 - Day SEC Yield		38.8%	40.8%
2.82%	Tax-Equivalent Yields *	**5.5%**	**5.7%**

*Assumes the maximum MN tax bracket of 9.85% and 3.8% net investment income surtax.

Please see the Fund's 1-, 5-, and 10- year total return figures on page 11.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

Sit MN Tax-Free Income Fund
Average Annual Returns And Category Rank

As of August 31, 2018

	Total Return (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit MN Tax-Free Income Fund	0.84	2.31	2.98	4.56	4.53
Bloomberg Barclay's 5-Yr Muni Index	0.66	-0.74	1.55	2.16	3.21

	Morningstar Category Rank (%)				
	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.
Sit MN Tax-Free Income Fund	11	9	10	13	12

The Sit MN Tax-Free Income Fund's inception was 12/1/93.

There were 55 funds in the Minnesota Municipal Funds Category on 8/31/18.
Category Rank Source: Morningstar

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 9.85%.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Five Largest Minnesota Tax-Exempt Mutual Funds' Yields and Duration

As of June 30, 2018



Average Annual Total Returns (%) as of June 30, 2018	1 Year	3 Year	5 Year	10 Year
Sit MN Tax-Free Income Fund (SMTFX)	**2.9**	**3.1**	**3.8**	**4.5**
Columbia MN Tax-Exempt Fund	1.5	2.6	3.6	4.5
Delaware Tax-Free MN Fund	1.1	2.3	3.3	4.1
Fidelity MN Municipal Income Fund	0.8	2.2	2.8	3.7
Franklin MN Tax-Free Income Fund	0.8	2.0	2.8	3.8
Bloomberg Barclays 5-Year Municipal Bond Index	0.3	1.6	2.1	3.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

SIT MINNESOTA TAX-FREE INCOME FUND PERFORMANCE SUMMARY

Average Annual Total Returns (%) as of June 30, 2018

Sector Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Multi-Family Housing Sector Holdings	20.2%	**5.3**	**5.1**	**5.8**	**6.4**
Single-Family Housing Sector Holdings	18.5%	**2.3**	**3.5**	**4.1**	**5.0**
Bloomberg Barclays Housing Index		*2.1*	*3.2*	*3.9*	*5.0*
Healthcare Sector Holdings	15.8%	**3.1**	**3.8**	**5.1**	**5.9**
Bloomberg Barclays Healthcare Index		*2.6*	*3.6*	*5.5*	*5.5*
Education Sector Holdings	13.2%	**3.1**	**3.8**	**5.7**	**5.9**
Bloomberg Barclays Education Index		*1.6*	*3.0*	*3.8*	*4.6*

Non-Rated Bond Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Non-Rated Holdings	26.8 %	**5.6**	**4.8**	**5.8**	**6.1**
Rated Holdings	69.9 %	2.2	3.5	4.2	5.1
Sit MN Tax-Free Income Fund Gross of Fees		3.7	3.9	4.6	5.3
Sit MN Tax-Free Income Fund Net of Fees		*2.9*	*3.1*	*3.8*	*4.5*
Bloomberg Barclays 5-Year Muni Bond Index		*0.3*	*1.6*	*2.1*	*3.5*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.



MN Tax-Free Income Fund Yields and Durations
March 2017 Vs. August 2018


4.0
3.0
2.0
30-Day SEC Yield (%)
Sit MN Tax-Free Income
Fund (3/31/17)
2.93%
Sit MN Tax-Free Income
Fund (8/31/18)
2.82%
4.0
5.0
6.0
Duration (Years)

Average Annual Total Returns (%) as of August 31, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund (SMTFX)	2.3	3.0	4.6	4.5	4.7
Bloomberg Barclays 5-Year Municipal Index	-0.7	1.6	2.2	3.2	4.2

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Investment Associates

DISCLOSURES

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The Bloomberg Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Barclays Municipal Bond Index. **The Bloomberg Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of August 31, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free					
Sit Minnesota Tax-Free Income Fund (SMTFX)	2.3	3.0	4.6	4.5	4.7
Bloomberg Barclays 5-Year Municipal Index	-0.7	1.6	2.2	3.2	4.2
Bloomberg Barclays Municipal Index	0.5	2.7	4.1	4.3	5.0

Sit Investment Associates

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Risks specific to Sit MN Tax-Free Fund
Fixed-income securities represent issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to a single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.